UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004.

Commission File Number: 0-29031


                              SINOVAC BIOTECH LTD.
                              --------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
                            -------------------------
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                               -------------------
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  X       Form 40-F
                                -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                No  X
                          -----             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    ------

INDEX
-----

Item
----

1.   Press Release dated December 6, 2004 - Exhibit 99.1
2.   Press Release dated December 7, 2004 - Exhibit 99.2
3.   Press Release dated December 10, 2004 - Exhibit 99.3
4.   Press Release dated December 13, 2004 - Exhibit 99.4


Item 1. Press Release dated December 6, 2004 - 99.1
---------------------------------------------------

Item 2. Press Release dated December 7, 2004 - 99.2
---------------------------------------------------

Item 3. Press Release dated December 10, 2004 - 99.3
----------------------------------------------------

Item 4. Press Release dated December 13, 2004 - 99.4
----------------------------------------------------




                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 SINOVAC BIOTECH LTD.
                                                 --------------------


Date:  December 13, 2004                         By:   /s/ Weidong Yin
                                                    ----------------------------
                                                    Weidong Yin, President, CEO
                                                    and a Director